Exhibit 99.4
October 18, 2006 Press Conference
Financial Performance of Wipro Limited for the quarter ended September 30, 2006
I. Statement to the Press – Azim Premji, Chairman
Good morning to all of you, let me just introduce my colleagues who are there on the dias, just next to me is Vineet Agarwal, he is President of Wipro Consumer Care and Lighting, next to him is Suresh Vaswani, he is President of Wipro Infotech as well as IT practices business, TIS testing as well as EAS business, next to him is Girish Paranjpe, he is President of our Financial Solutions Business, next to him is Suresh Senapaty, our CFO, next to him is Bill Owens, Director in Wipro Limited, next to him is A.L. Rao who is President of our Technology Business, next to him is Sudip Banerjee who is President of our Enterprise Solutions Business and next to him is Kurien, Chief Executive of Wipro BPO.
Once again thank you for making it to the press conference. I think our roads are little better this year than they were when you got in I think last quarter or the quarter before. Hopefully, they will finish the last stretch. You would have seen our results for the quarter ending September 30, 2006. While the management team would be very happy to answer your questions, I would like to take a little time to just cover some of the highlights which have really excited us vis-à-vis quarter one. Wipro Limited recorded revenue growth of 41% year-on-year and profit growth of 46% year-on-year. We are seeing a very strong momentum in all our businesses and it is a fairly deep momentum, it is not shallow. Revenues from our global IT services at 589 million for the quarter well ahead of our guidance of 577 million US dollars, is primarily driven by strong growth in our differentiated services and focused verticals.
Financial solutions and testing services have delivered 50% year-on-year growth for the last eight quarters. We had double-digit sequential growth from Enterprise Application Services, Technology Infrastructure services, retail and PMT as verticals. We added 54 clients this quarter, quarter two, of which 11 were global 500 fortune 1000 clients. Our Business Process Outsourcing business delivered a very strong revenue growth this quarter and yet again maintained expanded margins.
Over the last couple of quarters, our BPO business has demonstrated a consistent improvement in profitability and significant customer wins reinforcing our confidence that it is moving in the right direction of delivering industry leading growth rates.
Our India, Middle East, Asia Pacific IT Business recorded strong growth year-on-year of revenue at 35% and profit before interest and tax growth rate of 57%, simultaneously expanding operating margins by 110 basis points year-on-year. Wipro Consumer Care and Lighting business also grew excellently with 41% year-on-year revenue growth and 26% year-on-year growth on profit.
Our acquisitions are making good progress on integration and we are satisfied with what we have achieved so far. The growth rate of revenues in our acquisitions is significantly ahead of the company growth rate. Acquisitions in aggregate turned around to deliver a marginal profit during the quarter as compared to a loss in the previous quarter. Overall, we believe that the demand environment is robust, and we have the right strategy in place.
The investments we made during the last 12 months are beginning to deliver value and are beginning to kick in. As we move into the second half of the year and into quarter three, we see strong prospects ahead. Once again thank you for being here. Suresh Senapaty will cover some financial highlights in a slide presentation and then we will be happy to take questions from all of you.
II. Question & Answer Session

Participants:
Azim Premji Chairman
Suresh Senapaty Executive Vice President, Finance & CFO
Sudip Banerjee President — Enterprise Solutions SBU
Girish Paranjpe President –Financial Solutions SBU
Suresh Vaswani President — Wipro Infotech and Global Practices
Dr. A.L.Rao President – Product Engineering Services SBU
Vineet Agarwal President, Consumer Care and Lighting
Bill Owens Director
Pratik Kumar Executive Vice President, Human Resources
Question & Answer Session
Correspondent: Why the operating margin is flat year-on-year at 24.4%?
Suresh Senapaty: In the last quarter, when we posted an operating margin of 24.6%, we also talked about some of the compensation increases that we are giving and also the restricted stock units that we granted in the month of July 2006, which will have an additional impact of about 1.5%, but we said that we have enough levers in terms of whether it is VISA expenses, operational efficiencies, or in terms of foreign exchange etc., to be able to mitigate that and we had said the operating margin will be in a narrow range.
So, consequently you have seen from 24.6% it was about 24.4% almost like flat, and therefore a year-on-year basis also it has not significantly changed because despite the compensation increase that we got we have still been able to manage the profit because (a) we have seen margin expansion in BPO and we have also seen operational improvement in terms of the bulge mix, and therefore net-to-net whatever negative impacts were there got neutralized and hence the operating margins have been in a narrow range Y-O-Y, Q-O-Q.
Correspondent: If you reduce these factors what would have been otherwise the margins. Let us remove these things which you said these have impacted. Let us know what would have been your...
Azim Premji: These are reasonable margin levels, you know let us not over dissect them. We had given the guidance that margins subject to Forex would be within a narrow range. We continue to maintain that, I don’t think we should over-dissect it please.
Correspondent: How significant is the China operations at this juncture for you? Is there any further expansion there?
Azim Premji: It is not very significant at this point in time. We have a center in Shanghai and we have a center in Beijing. They are primarily locally meant with local Chinese. We have a few people at the middle management level deputed from here primarily for technology transfer in terms of our processes. It is little under 100 people but we are rapidly expanding there, and we will continue to expand there, and at an appropriate stage, we will evaluate whether we need to go through a third location which is not such a large city because it will probably give more stability and better cost.
Journalist: Mr. Senapaty you had said that the BPO margins are now at level that you are happy with. What exactly are the margins right now and how does it compare to year-on-year? And second question is that how many employees received a raise on September 1, 2006, and how many more will receive a raise on November 1, 2006.
Suresh Senapaty: Let me just answer the first question so I can get Mr. Kurien committed here. Our margins here are running at about 22% and I think we should be able to sustain those margins if not improve upon them.

On the second question, what we have done is that, we have given for a section of the offshore compensation increase on September 1, 2006, and the balance section will be given effective November 1, 2006. So, we will see an impact of that in terms of Q3 versus Q2, because Q2 got one month impact and Q3 will have three months impact, plus the increase that we will give in Q3, November 1, 2006, will have a two-month impact. So, I think the junior people when we talk about under about category A and category B has been given the compensation increase as of September 1, 2006, and the balance will be given on November 1, 2006, in terms of the junior and seniority which means if you look at a population level, it will be more than 50% which has been covered in September 2006, 2000 in terms of head count numbers has been covered by September 1, 2006.
Journalist: For the quarter ended June 30, 2006, your attrition rates have gone up from 15% to 17%, has it gone up further, or have you managed to contain at 17%.
Pratik Kumar: Our attrition has remained at the same level as Q1, one has not seen any move northwards on the attrition levels, it has been contained at the same level. Even on voluntary attrition levels it is at the same level as Q1.
Journalist: What are the numbers?
Pratik Kumar: The overall attrition the way we calculate is the quarter attrition analyzed which is 17.8% and voluntary attrition is at about 15.9%.
Azim Premji: But the trend seems to be downwards in the month of September, so that is sustained, I think you will see more positive results in Q3, and also because the compensation increase that we have given in for September 2006 and November 2006, we expect it to be much better.
Journalist: Mr. Senapaty how many people are you looking to add next quarter? Secondly, what are your expansion plans for Karnataka? And the third question, you were planning to set up a captive power plant in Mumbai; what has been the progress on that?
Azim Premji: We are continuing to expand in Karnataka, but revised thrust in Karnataka is going to be primarily in Mysore going forward. We have an application pending with the government, which they have endorsed that they are giving us land there. The land is under acquisition by the government, and hopefully they will allot the land to us quickly. The moment they allot the land to us, we will start construction because we believe Mysore is a good location. Bangalore will continue to expand, but the infrastructure has to improve.
The second question you had was what is the headcount increase expected in Q3. You know, while we have never been giving the guidance vis-à-vis the headcount increase, as you look at the pricing environment, more and more the guidance that we have given in terms of the revenue is expected to be through volume, and we had a robust headcount added in Q2, after the backdrop of a good Q1 we had, going forward, we would look forward to robust adds, but we cannot given you any specific numbers; all we can say is you can derive on the guidance that we have given, because most of the growth will come from volumes.
Journalist: My third question was on the power plant in Mumbai. In January this year, you had announced plans to set up a captive power plant, I think, in Bombay. What has been the progress on that?
Azim Premji: We have no plans to set up a captive power plant in Bombay. We have generating capacities at all our development centres, but they are primarily to substitute state power, when the state power has power cuts. We do not have plans at this point of time to set up captive power plants.
Journalist: There was a report in January in Business Line in fact, that there were plans to set up a power plant, so...
Azim Premji: No, we are not getting into the power business, you know, just because we invest a little more in power, in terms of a more central facility, we are not getting into the power business.

Suresh Senapaty: We have not made any announcement with respect to setting up a new power plant.
Journalist: If you could give your take on the general business outlook about global IT services for the next two quarters against the talk of a possibility of slowdown, and secondly, just wanted to know what is the status of the Romania centre, and are you planning to expand in Europe with the business there growing faster than North America?
Azim Premji: Romania centre is operative now. We are in the process of offering it to our customers in Europe and globally, customers, who have global servicing requirement, particularly in terms of different languages. Because the nice thing about Bucharest in Romania is that we can offer English, French, Italian and German languages, which give us a lot of versatility.
So far as the outlook is concerned, we are not seeing any slowdown in the market. You know, there are some reports of slump, slowdown in the GDP growth rates in the United States, but those also are a mixed bag, and our experience in the past also has been that what slows down global sourcing is a very high degree of uncertainty, not a ramp up in growth rates in GDP in western nations nor a ramp down in GDP growth rates in western nations. If the ramp down in GDP takes place, there is more margin pressure on companies which are located there and they tend to outsource more because it makes commercial sense. So, we are not seeing an environment which is in any way negative going forward in the short term not for Q3.
Journalist: Do you see a decrease in IT spend from your customers both in the US and Europe?
Azim Premji: I just answered that question. No. Well, certainly not in terms of its effect on global sourcing.
Journalist: I just wanted to get some idea on divestment of stake in Wipro, you are still at about 85% promoter holding, so, in lines with the SEBI regulations, do you plan to bring it down further, and by when?
Suresh Senapaty: I think whatever SEBI regulations are, we are completely compliant with. There is no such requirement for us to do anything. Whatever will be required to be done, in the interest of the business and interest of the shareholders will be done and nothing else. And the holding is no more 85%. You might as well get that updated. On a fully diluted basis, it will be around an 80 because we have a fair amount of options which are outstanding.
Journalist: Mr. Senapaty, what has been the average salary increase, and also your attrition rate, does it worry you too much? There have been a lot of reports that attrition is ongoing in this industry here.
Suresh Senapaty: If you look at the compensation increase, it will be similar to what we had experienced last year and like Pratik explained, the attrition rates have not gone up. They are in a narrow range from Q1 to Q2. And if this has been the attrition rates without having given the compensation increase, it is not creating lot of discomfort in our minds. Would you want it to be better? Of course, we would want it to be better. So, varieties of actions are in place and I think the 1st September increase as well as the 1st November increase that we are planning would have a much more sobering impact on the attrition that we have seen so far.
Journalist: Can you give us details of this global total outsourcing services and secondly, what explains that the acquisition business growth has been higher than organic growth, and thirdly, any forays into Africa?
Suresh Senapaty: No, Madam, the growth rate in the acquisition is higher because the integration cycle of those acquisitions got a little more completed, one quarter versus the previous quarter, plus the base is small, so you know, I do not think we should get too carried away with that. At this point of time, we have no intention of entering Africa. If there are specific customers who require rendering of our global delivery model in Africa selectively, we are giving it, but is specialized to that requirement. It is not that we are setting up a general centre there. I would request Suresh Vaswani to comment on our total outsourcing business.
Suresh Vaswani: We had launched our total outsourcing business in domestic market roughly 7 or 8 quarters back and basically this is a framework which enabled us to provide infrastructure integration, provisioning, and management, application integration provisioning and management in an integrated service delivery framework to our customers. We have met with a lot of success in the domestic market and last quarter we had two wins in the domestic market totaling around US $100 million. On the basis of our success in the domestic market, we launched the total outsourcing proposition globally last quarter. We have had very good success. We won two contracts, one in the US from a consumer products company and the other from a utilities company in UK. These are integrated contracts involving infrastructure application, some amount of asset provisioning as well.
Journalist: Mr. Senapaty, earlier today you said that change in bulge mix had helped improve profit margins this quarter. I was wondering if you could go into some more detail. By that I assume you mean you hired more fresh graduates, so is there a number that you can share with us in terms of the number of fresh graduates you have versus people with more experience, and how that compares to a year earlier?
Suresh Senapaty: All I can say is that there has been an improvement in terms of the number of people or the mix of percentage of people less than 3 years have gone up and that has brought down the average cost of compensation. We do not want to be granular in terms of the data points, but yes, it has improved and therefore, I have tucked it under the operational efficiency that we talked about, and that has helped us mitigating the cost pressure that we had. So, over the last one year, we have been able to improve that mix.
Journalist: In the backdrop of the strings of acquisitions you had in the previous quarters and also in the last few quarters of the previous year, I would like to know if the company is still on the prowl and then what it would be, because contrary to your statement last time that you would also look into big acquisitions, we have not seen that. What is the acquisition status now?
Suresh Senapaty: Yes, I think the point Mr. Premji made was whatever acquisitions we have done so far, the experience has been good, both in terms of increasing our address and also growth and profitability. So, therefore, now it gives us the confidence that we will continue to stay with this string-of-pearls strategy in our acquisition, and perhaps you will see the size of the acquisitions to be larger than what we have so far been.
So if the average size of the acquisitions we have done so far have been lets say $20 million or $25 million, you will see bigger ones going forward. That does not mean it has to be a billion dollar or half a billion dollar, not that we are ruling that out, but you know, we have a strategy and therefore, we look at various target companies and whatever those target companies’ size can be. So, it is a question of which particular segment they are in and is it fitting into our strategy outlook.
Journalist: Mr.Premji, within the country also, would you have the string of pearl acquisition strategy?
Azim Premji: Yes, we are. We are looking at within the country also.
Journalist: Which domains or which sector, which verticals?
Azim Premji: In the Consumer Care area as well as in the information technology area.
Journalist: Mr. Senapaty, earlier today you said that the utilization rates have dropped to 64% from 67%. Is that a QOQ comparison and why did that happen?
Suresh Senapaty: Yes, it is a QOQ comparison. We had a slightly decent headcount increase last time, in particular the campus hiring that we did, and almost more than 50% of the net addition that we had was campus and therefore, we will see the benefit of that in the current quarter or the addition that we did last quarter, includes, I mean we give it on a complete gross basis, we do not bifurcate between excluding and including training. So, it includes training as well as support headcount, complete headcount, paid for versus actually build for.

Journalist: In the long run, to sustain this 40% plus growth, which is the greater threat, lack of infrastructure or lack of human resources?
Azim Premji: Good question. Let’s see if I can have a plausible answer on that one. You know, I do not think we are going to face problems in human resources. Primarily because the engineering supply is growing at about 7% to 8% a year, but more important, various alternatives are being found to hiring just pure, fully trained engineers in software services, and those alternatives are in terms of core programs with other universities which are able to convert science graduates into very strong information technology professionals.
This year 2006-07, we will be taking in somewhere between 1700 and 2000 of such people into our system under a program which we call the WASE Program, the Wipro Academy for Software Excellence. This is a joint program with BITS Pilani, which today would probably be listed among the top 3 or top 4 engineering colleges in India. We have been running this program for 6 to 7 years. But in addition to that, we are also finding that for certain jobs, whether it be in testing, whether it be in infrastructure services, we are able to use non-engineering graduates very productively.
So we are supplementing a pool of engineering talent by non-engineering talent. We are pioneers in this but other companies are following it through also, so that supply is getting broader based. I think, so far as infrastructure is concerned, I think what it is doing, not keeping with the infrastructure, is the hugely increasing commute times for people population, and that commute time is going to eat into productivity. So, I think it is priority #1 and priority #2, so far as the country is concerned to get that fixed and get that fixed quickly. So far as power is concerned, most of us have captive power and that you find an artificial solution to the problem. That is not possible Vis a Vis roads.
But what I would strongly recommend while we are on the subject the press should encourage governments to give some land at the same rate they give the software companies for primary schools and secondary schools coming up near the software centre. You know, you have seen what has happened on Sarjapur Road in the past 6 years. Seven schools have come up here and 40% of our employee population lives in Sarjapur now because they have bought homes here or rented homes here. If we could do the same thing in Electronic City; one school is already coming up. If one school can expand to 4 schools or 5 schools, you will find within 15 months’ time, housing coming up there. And a significant proportion of the employee population working is Electronic City will live in Electronic City. And if they want to get entertained by rest of Bangalore, it is quite simple to do that in terms of driving down whenever they want to get entertained. Assuming the entertainment does not come up in Electronic City quickly also.
Journalist: While we are on that topic, can I suggest that you hold this press conference in one of these 5-star hotels in the city so 50 to 60 of us do not have to commute here, facing two hours up and two hours down.
Azim Premji: Unless you people feel the pain of coming here, how are you going to write about it? Please do write about it. I think it is not an issue of software companies or Biotech companies, it is a question of public discomfort, which is getting very significant, and Bangalore has always been such a lovely city.
Journalist: So any plans of looking at any sponsored ADS in the near future?
Suresh Senapaty: We will announce it as soon as we take any decision to that effect.
Journalist: Mr. Kurien, could you please take us through the BPO business and could you talk us through what you are looking at in terms of voice and non-voice based, and whether you are climbing up the ladder in terms of the value chain.

Kurien: If we look at our profitability, the changes happened over the past 5 quarters are due to two areas we really focused on. One has been the top line, where we have changed the mix of revenue last year, in the June quarter, our operating margin was in the region of about 9%, right now we are running at 22.5%. So, it is really the churn that we have created at the top by getting out of businesses that we thought were non-value added businesses into businesses where we can actually provide solutions to customers.
The next driver that we have been working on over the past couple of quarters has been in the operating cost line, where we have actually tried to: Increase utilization and that we have succeeded last quarter and Just reducing overall base cost.
In terms of customer wins, we have seen a significant number of wins over this quarter. We have had four new customers added on. The interesting thing is that three of them have been Wipro Technology customers, and to that extent, the whole approach we took of integrating our sales force about a year ago, has really helped us. Today, we sell solutions to customers, which encompass both BPO as well as IT. So, we are solving their business problems rather than solving their IT problem or their BPO problem. So, that has been the other big change taking place.
Journalist: 2006 has been 9% that is what you are saying?
Kurien: 2005, 5 quarters ago.
Azim Premji: You know, I would encourage some more questions coming about our domestic and Middle East IT business. I mean, there is a huge amount of investments which are taking place in this area, they are getting reflected in our growth rates.
Journalist: Mr. Premji, I actually wanted to ask you, because now you have hired in one of the very famous icons from Bollywood for the soaps business. So, logically speaking, would you look at extending that endorsement to the hardware business because that person is also involved in the hardware business. So, any plans for roping him in as a brand ambassador?
Azim Premji: What are you suggesting? You are suggesting we advertise our hardware business with Bollywood personalities? Suresh why don’t you talk a little bit about domestic IT and Asia Pacific IT business.
Suresh Vaswani: You know, speaking about Bollywood stars, our trust in the domestic business is the enterprise segment and not the home segment, so I guess Mr. Premji himself is a very big Bollywood star from an enterprise perspective for us and we do not to need any more stars. But speaking about the domestic market, I think the outlook is very good in the domestic market. We have been fortunate in terms of having constantly invested in the domestic market and we are beginning to see the results of that, so if you look at the performance of our Wipro Infotech business over the last several quarters, it has typically been upwards of 30% year-on-year growth and it has typically also shown a profit increase of between 50-60% over the last several quarters.
Our thrust has been on services and our services business has grown 48% which is roughly twice the market growth of services in the domestic market. I think the domestic market has also enabled us to launch some very innovative practices like total outsourcing where we have consistently won every quarter, and based on that, we have also launched our global total outsourcing practice. We are doing a lot of work in the domestic market in the software space. I did mention earlier about the work that we are doing for Birla Group in terms of SAP implementation. For Indian Railways, we are doing a very prestigious consulting contract and it’s all about traffic management, both in terms of passenger and freight traffic. We are doing a lot of interesting business in the Middle East which is end-to-end; Oracle E-Business Suite implementation is an example for 2 or 3 very large companies there. And we are building extremely strong traction both in the Middle East, i.e., Dubai and UAE as well as Saudi Arabia. So, I think, today our proposition here is very complete, from technology to services, to solutions, to consulting, and all-in-all it is a really powerful proposition with which we are going to the domestic market.

Azim Premji: The reason I was emphasizing the domestic IT business is that, you know, in terms of strategy it is an important differentiator which we have as compared to our other competition from India and it is a huge opportunity for us not only to build very strong growth rate but to also build because of our extremely strong brand presence in India, a lot of, I wouldn’t say the word experimentation, but a lot of initiatives with differentiated services which we can then copycat fairly seamlessly into the global markets.
Journalist: Mr. Premji, could you talk a little more about educational training, the programs you have either in the next one year, and do you also find a shortage of manpower in IT profession specifically in Karnataka?
Azim Premji: Anurag looks after our community initiatives; let him talk a little bit about it. Take a mike Anurag. You presented it to the board yesterday; you can present to them today.
Anurag Behar: I was wondering whether the question is about our community initiatives or was it about training and education that we do for our own employees.
Pratik Kumar: I will just keep it very brief as you will have gathered from one of the earlier responses to the question that as an organization we have been investing significantly in the area of training and development. We have capacity to train on a given day 5500 of our employees. We follow a model which we call as the distributed training approach which means that across all our development centers we have built capacity to be able to bring in the talent and be able to train them. Close to about 5% of the billable time of our employees go into training and development which we invest in. As far as the educational tie-ups are concerned, one which Mr. Premji already talked about, which is our tie-up which actually has completed 10 years now which is with BITS-Pilani where we bring in non-engineering graduates and put them through the training programs.
We also have multiple other tie-ups with various management schools to be able to impart a wide kind of skills and inputs for people who are going through the ranks and with the change in the responsibilities. We also have global tie-ups; we have a tie-up with Stanford University for one of our initiatives which has been extremely successful which we have been building on. I think really the proof of our investment in this area is brought out by what Mr. Senapaty mentioned earlier that the American Society for Training and Development ranked us as #6 organization in our training and development initiatives globally across all companies, and this is the third year in the running where we have been recognized for this effort of ours.
Journalist: Mr. Premji, you alluded this issue of human resource problem and how Wipro is trying to combat that issue. On hindsight, do you think that it’s a case of media blowing out an innocuous issue which is facing the industry or do you think that the industry itself is trying to press the panic button much before the issue gets blown out of proportion as far as HR is concerned, getting the right and adequately trained manpower?
Azim Premji: I don’t think the media is blowing it out of proportion, I don’t think anyone is pressing a panic button on it. I think in the service industry, people are the key; I mean, they are your raw material, so any attention that the country can get in terms of increasing the supply of highly qualified manpower is well deserved. I think what is happening is some of our customers are unfortunately picking this up and taking it a little out of proportion. It’s a problem with many other problems which the industry has to face and be proactive on, but it’s not a problem which I think can arrest the growth of the industry, and you must also appreciate that the Indian software industry is in a global delivery model. We are supplying a lot of the global sourcing from India. We have now started supplying it from China, our company has now started supplying it from Eastern Europe, and so are the others. We will expand our reach of where we can be supplying the global delivery model from. Anywhere where you have highly qualified people who are service oriented and have certain competencies in certain languages and are willing to work hard and have a technical background or potential country is to be able to supplement the India global delivery model and we will be there first as the Indian company. We don’t see it as a threat; we also see it as diversifying the risk for our customers.

Journalist: Mr. Premji, with the integrated sales forces, do you see more opportunities to cross-sell; do you see this as, you know, a way where you’ll be increasing the average revenue per client as you go forward?
Azim Premji: A major thrust is also trying to grow our large accounts, and simultaneous with that, also cross-selling, cross-selling multiple services, so we track now that with client A do we sell all our services, and if we don’t, why not and what should we do to sell all our services? We asked the question with every one of our large client, do we sell from every geography into them, and if not, why not and what do we need to do? So there is a multiple amount of cross-selling on different aspects, not just cross-selling on the geography, and I think we need to get better as a company which we are now putting a lot of top management focus on. Did I get your question right?
Journalist: I wanted to know whether you see this as a way to increase average revenue per customer as you go forward, because as you keep cross-selling and keep reminding customers of your services.
Azim Premji: Absolutely, we hardly own, even in terms of our large customers, hardly own even 7-8-10% of the IT budgets and you know why can’t we have ambitions to owning more than a third of the IT budget in terms of being able to service it. I think there is a huge potential with existing customers.
Journalist: Geopolitical tensions in North Korea, you know with the nuclear explosion, that you don’t think will have an impact on your Chinese operations because you’re trying to feed into the Far Eastern market?
Azim Premji: Well, it’s not had any effect so far. To be quite honest, I have not tracked it very carefully. It seems to have blown over a little more easily than one expected it to blow over, but it has not had any effect so far.
Journalist: But you are not finding any kind of diffidence from customers in Far East as you try to pitch for the China-model saying that you would do work out of China for them.
Azim Premji: You know, we don’t have much penetration in the Far East as a company and the reason is very, very simple, is that the price points there are not too much significantly near the price points in India, so this is being rendered there. We are building a very strong presence in the Middle East including Saudi Arabia and that is growing nicely. We are building a strong presence in Australia and that is growing nicely. In terms of what we do in say Korea or Taiwan, it is very aspecific to supplying very high technology solutions to technical companies, primarily in the embedded service area. It is very focussed on that. That’s where we find that the skill sets we bring is of value to them.
Journalist: In terms of an asset base, the statement given, is it for six months here?
Azim Premji: What base?
Journalist: There is a consolidated statement given, is it for six months or the second quarter, under the US GAAP, because what are the CAPEX that you had and what is that you budgeted this year, and your cash utilizations have come down, is it because of that?
Suresh Senapaty: That is the September-end position.
Journalist: It is for the first H1?
Suresh Senapaty: It has nothing to do with H1. Always when the balance sheets are there, it is on a particular date, so it is as of 30th September 06.
Journalist: Okay, so could you tell what is the CAPEX that you have spent and what is the budget this year and your cash utilization has come down, is it because of the acquisitions you have done? What is the return on the investments? And we haven’t heard anything about the billing rates from Premji?
Suresh Senapaty: No, billing rates we have already talked about You know, we have said that the billing rate environment is any way a stable environment with a positive bias. Okay? And so far as the cash is concerned, we have about 800+ million dollars in the balance sheet and that is strategy cash to be used for acquisition and multiple other initiatives and... what was the third question you had?
Journalist: Investments that you have made in liquid and mutual funds? We want to know what have been the returns at least for the first six months or so? Returns short term and...

Suresh Senapaty: Returns have been in excess of 6% on a net of tax basis. CAPEX can I give you that number offline? I think it is about 150 crores for the last quarter.
Azim Premji: I would request Director Bill Owens to address you. Basically he has joined our board recently, he is very involved in our board, and is contributing a lot to our board, it will be interesting for you all to hear his perspective of India, in terms of a fresh perspective, so I would hand over the mike to Bill Owens and then we can just break for tea after that please.
Bill Owens: Well, thank you. I will be very brief. I am honored to be on the Wipro Board, and as I was listening to the report here today, it’s interesting to me to think of how fortunate we are to be Indian. The kinds of results that you see from a company like Wipro are so impressive, you know, that if you had half the results of what Wipro is delivering today in the United States, one would be cheering and yet we see these results as they’re defined today and then the outlook for the future being so strong.
It brings to mind what it is to be part of this great country. I tell you that not just to gratify myself to you but the reality of India today is so exciting, the quality of the people, the number of engineering graduates, and the ability of a company to grow like Wipro, I think is unprecedented in the history of business. When you think of the growth rate of Wipro, at the same time you are maintaining quality, writing software at CMM-5 level standards, 6-sigma processes, training the number of people as you grow at the rate Wipro is growing tells you a lot about the Indian mentality, the entrepreneurship of Mr. Premji and other Indian entrepreneurs, and having this ability to grow and maintain quality, I don’t think we’ve ever seen in the world. We haven’t seen it with Microsoft; we didn’t see it with IBM. We didn’t see the growth rate with the maintenance of quality and so quality is a big term.
To compete around the world today, you have to, whether you are selling cars or whether you are selling software, you have to do it with quality. You only do that with this great manpower resource that we have in India and we are certainly seeing that in States and the results of Wipro. So I just believe that you could supply it from India and look at what the world thinks about us, you know the perspective is growing and it is because of opportunities we have here in India and because of the fact that the world is truly flat and we are starting to see the ability of a company like this, if you can do it with quality people and with quality products that the competition will play very well for Wipro.
Journalist: One last question
Azim Premji: No, I think we’ve closed it now... we are serving tea, please join us for tea.